Exhibit (a)(5)(xxxi)

Media Release

Roche purchases shares in tender offer for Spark Therapeutics, Inc.

Roche intends to complete Spark acquisition today

Basel, 17 December 2019 - Roche (SIX: RO, ROG; OTCQX: RHHBY) and Spark Therapeutics, Inc. (NASDAQ: ONCE) (“Spark”) today announced that Roche’s wholly owned subsidiary 022019 Merger Subsidiary, Inc. has accepted for payment all shares validly tendered and not validly withdrawn pursuant to its tender offer for all outstanding shares of common stock of Spark, at a price of USD 114.50 per share in cash. The tender offer expired at 5:00 p.m., New York City time, on 16 December 2019 and was not extended.

Roche has been advised by Citibank, N.A., the depositary for the tender offer, that a total of approximately 23,276,342 shares of Spark’s common stock were validly tendered and not validly withdrawn in the tender offer, which represent approximately 60.4% of the total number of shares of Spark’s common stock outstanding.

Roche intends to complete the acquisition of Spark today through a merger of 022019 Merger Subsidiary, Inc. with and into Spark without a vote or meeting of Spark’s shareholders. In the merger, all shares of Spark not owned by Spark, Roche or Roche’s wholly owned subsidiaries (other than shares as to which appraisal rights have been validly exercised under Delaware law) will be converted into the right to receive the same cash consideration per share, less any applicable withholding taxes, as was paid in the tender offer. Following completion of the merger, Spark will become a wholly owned subsidiary of Roche and Spark’s shares will cease to be traded on the NASDAQ Stock Market.

About Spark Therapeutics
Spark Therapeutics is a fully integrated, commercial company committed to discovering, developing and delivering gene therapies. The company challenges the inevitability of genetic diseases, including blindness, haemophilia, lysosomal storage disorders and neurodegenerative diseases.

Founded in March 2013 as a result of the technology and know-how accumulated over two decades at Children’s Hospital of Philadelphia (CHOP), Spark Therapeutics’ investigational therapies have the potential to provide long-lasting effects, dramatically and positively changing the lives of patients with conditions where no, or only palliative, therapies exist. Greater understanding of the human genome and genetic abnormalities have allowed Spark Therapeutics’ scientists to tailor investigational therapies to patients suffering from very specific genetic diseases. This approach holds great promise in developing effective treatments to a host of inherited diseases.

F. Hoffmann-La Roche Ltd	4070 Basel Switzerland	Group Communications Roche Group Media Relations	Tel. +41 61 688 88 88 www.roche.com

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Spark Therapeutics is headquartered in Philadelphia, Pennsylvania.

About Roche
Roche is a global pioneer in pharmaceuticals and diagnostics focused on advancing science to improve people’s lives. The combined strengths of pharmaceuticals and diagnostics under one roof have made Roche the leader in personalised healthcare – a strategy that aims to fit the right treatment to each patient in the best way possible.

Roche is the world’s largest biotech company, with truly differentiated medicines in oncology, immunology, infectious diseases, ophthalmology and diseases of the central nervous system. Roche is also the world leader in in vitro diagnostics and tissue-based cancer diagnostics, and a frontrunner in diabetes management.
Founded in 1896, Roche continues to search for better ways to prevent, diagnose and treat diseases and make a sustainable contribution to society. The company also aims to improve patient access to medical innovations by working with all relevant stakeholders. More than thirty medicines developed by Roche are included in the World Health Organization Model Lists of Essential Medicines, among them life-saving antibiotics, antimalarials and cancer medicines. Moreover, for the eleventh consecutive year, Roche has been recognised as one of the most sustainable companies in the Pharmaceuticals Industry by the Dow Jones Sustainability Indices (DJSI).

The Roche Group, headquartered in Basel, Switzerland, is active in over 100 countries and in 2018 employed about 94,000 people worldwide. In 2018, Roche invested CHF 11 billion in R&D and posted sales of CHF 56.8 billion. Genentech, in the United States, is a wholly owned member of the Roche Group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan. For more information, please visit www.roche.com.

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Roche Group Media Relations
Phone: +41 61 688 8888 / e-mail: media.relations@roche.com

- Nicolas Dunant (Head)

- Patrick Barth

- Daniel Grotzky

- Karsten Kleine

- Nathalie Meetz

- Barbara von Schnurbein

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